Exhibit 7

VIA TELEFAX
(303) 530-2866


September 13, 2000


Mr. Stephen Onody
President and CEO
Colorado MEDtech, Inc.
6175 Longbow Drive
Boulder, Colorado 80301


Dear Mr. Onody:

I believe that I understand the situation that you are faced with regarding HEI's proposal to acquire Colorado MEDtech. I was faced with a similar situation, as President of HEI, Inc., when Anthony Fant presented a change of control scenario to HEI in 1998. I know that in the absence of a greater understanding of each other's goals, objectives and ideas, it is very easy to dismiss the other party's premise or misconstrue their motives. After the change of control at HEI, I found that Anthony's motives were genuine, his objective was (and is) to increase value to all shareholders, and moreover, his ideas regarding strategies and tactics were very much the same as my own. Together, Anthony and I, and a strong team of people at HEI, have created a strategic growth plan that we are now successfully implementing.

As the President of HEI, Inc., someone who was in much the same position you are now in, and as someone who has a great deal of confidence in the team of people that Anthony and I have brought together, I ask you to step back from the barrage of inputs from those who have other agendas and consider a path that seeks to build value for CMED shareholders. I know that this is a very busy time for you, but I'm confident that the time and effort you might devote to meeting with us would be well spent and appreciated by all CMED shareholders. Please feel free to call Anthony or me, and I look forward to the possibility of meeting with you soon.


Sincerely,

/s/ Don Reynolds

Don Reynolds
President and COO
HEI, Inc.

Office: (952) 443-7070